SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

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[ ] Preliminary Proxy Statement

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Money Market Obligations Trust

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[ ] Fee paid previously with preliminary proxy materials.

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Filed under: Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Filed by: Money Market Obligations Trust, on behalf of its portfolio Federated Treasury Obligations Fund.

Subject Company: Huntington U.S. Treasury Money Market Fund.

Subject Company Commission File No. 811-05010 and 033-11905

Date: November 10, 2015

October 19, 2015

{Client Name}

{Client Address}

{City}, {State} {Zip}

Dear {Client}: Customer Account Number: {Acct No – Last 4}

I’m writing to share some important news. We would like to inform you of updates to the Automated Funds Investment (AFI) sweep services and account, referenced above. By now you should have received a proxy in the mail notifying you of a proposed reorganization of Huntington U.S. Treasury Money Market Fund into Federated Treasury Obligations Fund, a portfolio of Money Market Obligations Trust, managed by Federated Investment Management Company. Please give the appropriate attention to this matter, since the outcome will impact your AFI service with Huntington. Please review the proxy carefully.

Here are some important facts to know:

•	If the reorganization is approved, the sweep account into which your excess balances are automatically swept will become Federated Treasury Obligations Fund
•	Your AFI sweep functionality and reporting will not change
•	No action is required on your part for your AFI service, unless you would like to consider other choices for your sweep account. To discuss alternate sweep options, please contact your Treasury Management Sales Advisor at your earliest convenience.

Thank you for banking with Huntington. We appreciate your business and remain committed to providing you the very best in personalized service.

Sincerely,

John E. Lucas

Treasury Management Product Director

Member FDIC . ® and Huntington® are federally registered service marks of Huntington Bancshares Incorporated.

Federated Treasury Obligations Fund, a portfolio of Money Market Obligations Trust, (File Nos.: 811-5950 and 33-31602) (“Federated”), together with Huntington U.S. Treasury Money Market Fund, a portfolio of The Huntington Funds, has filed a prospectus/proxy statement and other relevant documents, concerning the planned reorganization with the United States Securities and Exchange Commission (the “SEC”).

INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION AND RELATED MATTERS.

These documents are available free of charge on the SEC’s Web site at www.sec.gov. You may obtain additional information by calling the Huntington Funds at 1-800-253-0412 or at https://www.proxyonline.com/docs/HuntingtonUSTreasuryMM.pdf.